AMENDMENT 1 to the SHARE PURCHASE AND TRANSFER AGREEMENT

Agreement Dated January 21, 2010

IT IS AGREED:

1.           Investgold Limited acknowledges that 38,000 Founders Shares it received will continue to be subject to any pre-existing escrow and sale restrictions including those from the original prospectus and proxy statements.

2.           Investgold Limited further agrees that it will not sell any of the Purchased Shares at a price of less than $6.00 per share for one year from the consummation of the Acquisition.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

For and on behalf of INVESTGOLD LIMITED

/s/ Richard Hui
By: Investgold Limited
Name: Richard Hui
Title: Director

/s/ James Preissler
By: CS China Acquisition Corp.
Name: James Preissler
Title: Director and CFO